UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION

                      Washington, D.C. 20549

                            Form 6-K


                 REPORT OF FOREIGN PRIVATE ISSUER

                 PURSUANT TO RULE 13a-16 or 15d-16

              UNDER THE SECURITIES EXCHANGE ACT OF 1934


Commission File Number: 333-147086-01


                         TONGXIN INTERNATIONAL LTD.
_____________________________________________________________________
              (Translation of Registrant's Name into English)



                          199 Pierce Street,Suite 202

                           Birmingham, Michigan 48009
_____________________________________________________________________
                     (Address of Principal Executive Office)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  [X]    Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T

Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T

Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


This form 6-K consists of the following exhibits attached hereto:


1. Press release dated July 15, 2010, relating to Tongxin
   International Ltd. updates shareholders on 2009 audit.

-------------------------------------------------------------------------
                                       Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       TONGXIN INTERNATIONAL LTD.
                                       ----------------------------------
                                       (Registrant)

                                       By: /s/ Rudy Wilson
                                       -----------------------------
                                       Name:  Rudy Wilson
                                       Title: Chairman of the Board
                                              and Chief Executive Officer

Date: July 15, 2010


=========================================================================
                                  EXHIBIT

Exhibit Number         Description

1. Press release dated July 15, 2010, relating to Tongxin
   International Ltd. updates shareholders on 2009 audit.

=========================================================================
Tongxin International Ltd., ("TXI") a British Virgin Islands company, files its annual reports on Form 20-F. TXI filed a Form 12b-25 to obtain an extension of the filing date for its Form 20-F covering the year ended December 31, 2009 until July 15, 2010.

The Board of Directors of TXI regrets to inform all Shareholders that it is unable to publish its Audited Consolidated Financial Statements for the year ended December 31, 2009 within the extended timeframe of July 15, 2010. The Company is in the process of obtaining adequate documentation to support and determine the appropriate accounting treatment of certain related-party transactions of approximately US $7.7 million with a
related party, Meihua Bus ("MB").    TXI will file audited financial
statements as soon as they become available.

TXI's wholly-owned operating subsidiary is Hunan Tongxin Enterprise Co., Ltd. ("HT") in the Peoples Republic of China ("PRC"). TXI acquired HT in 2008. When HT sought approval from the PRC to be acquired by TXI, there were concerns that government approval would not be forthcoming unless
HT spun off its bus manufacturing business. Therefore, HT spun off its bus manufacturing business which resulted in the creation of MB as a separate company in July 2007.

As a result of the foregoing, the Company's completion of its annual consolidated financial statements and required disclosures are being delayed pending the Company's review of these related-party matters. The Company's Audit Committee has obtained a third-party to assist in obtaining adequate documentation of this review. The Company's Audit Committee and Management have discussed the facts and circumstances of these related-party matters with the Company's independent auditors.

The following unaudited financial information for the year ended December 31, 2009 is included for informational purposes. The Company cautions that the financial information being presented is both unaudited and subject to further review and possible change. Additionally, these results do not provide complete financial information and are subject to audit by the Company's independent auditors. However, subject to the foregoing caveats, the Company believes that the information below represents the best information currently available to the Company's management.


============================================================================



(US$ amounts expressed in thousands, except for share data)

                         Ended and   Period May to   Period        December  December   December
                         as of       December 2008   January to    31, 2008  31, 2007   31, 2006
                         December31, and as of       April 2008
                         2009        December 31,    and as of
                                     2008            April 30,2008
                         ----------  --------------   ------------  --------  --------  --------
                         (unaudited) (audited)        (audited)    (audited) (audited)  (audited)

Sales:                   $121,629    $ 55,770         $ 42,588     $ 98,358  $ 89,873   $ 66,605

Cash                       16,493      11,313            5,429       11,313     1,662      3,582

Restricted cash             4,692       5,836                -        5,836         -          -

Cash Receipts from
Warrants Exercise          10,732           -                -            -         -          -

Net Loan Repayment         (4,907)     (6,398)              72       (6,326)   (3,960)     2,354

-----------------------------------------------------------------------------------------------------
Warrants Outstanding      2,876,274    5,022,742        5,031,250      N/A       N/A         N/A

Basic Shares             11,846,273   11,294,633       72,521,705  11,294,633  72,521,705  72,521,705



(1) These amounts were derived from audited financial statements for the periods presented.

==========================================================================

REVENUES

The Company had total revenues of $121.6 million in 2009 compared to $98.4 million in 2008, representing an increase of $23.3 million or 23.7%. The increase was due primarily to Tongxin's market share increase during the period reflecting increased unit shipments of finished cabs and components to new customers as well as an increase in shipments to Vietnam of 4,810 EVBS (including 5 different EVBS models). The Vietnamese automotive market began to show signs of returning to annual growth trend of approximately 15% in 2009 versus 2008. The Company expects that this emerging market will continue to growth in 2010. The Company does not anticipate any material changes in prices to customers in this market. The Company's sales were not impacted by the cost reduction of the steel material in 2009.

WARRANTS

The Company had 2,876,274 outstanding warrants that were in-the-money as of December 31, 2009. The Company had 5,022,742 outstanding warrants that were out-of-the-money as of December 31, 2008.

Safe Harbor Statement

This 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, about TXI and HT. Forward looking statements are statements that are not historical facts. Such forward-looking statements, based upon the current beliefs and expectations of TXI management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. The following Important factors which may cause actual results to differ from those contemplated in such forward-looking statements include, but are not limited to: (i) the results of TXI's efforts to implement its business strategy,
(ii) changes in interest rates, (iii) legislation or regulatory requirements adversely impacting TXI's business and/or strategy, (iv) adverse changes in business conditions or inflation, (v) general economic conditions, either nationally or internationally, which are less favorable than expected and that result in, among other things, a deterioration in credit quality and/or collectability, (vi) competitive pressures, (vii) changes in securities markets, (viii) actions of competitors of TXI and TXI's ability to respond to such actions, (ix) the cost of capital, which may depend in part on TXI's prospects and outlook, (x) changes in governmental regulation, tax rates and similar matters, and (xi) other risks detailed in TXI's other filings with the Securities and Exchange Commission.



For more information, please contact:


COMPANY:

     Mr.   Rudy Wilson, CEO
     Tel:  248-593-8330
     Email:rudy@txicint.com

     Ms.   Jackie Chang, CFO
     Tel:  626-660-7117
     China:+86-13467553808
     Email:jackie@txicint.com
     Web:   www.txicint.com